August 26, 2011

VIA EDGAR

Mark Webb
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Federal Home Loan Bank of Indianapolis
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 18, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 10, 2011
File No. 000-51404

Dear Mr. Webb:

The Federal Home Loan Bank of Indianapolis (the “Bank,” “FHLB,” “FHLBank,” and, as the context requires, “we,” “us,” or “our”) hereby submits the following responses to the comments of the Securities and Exchange Commission (the “Commission”), Division of Corporation Finance (the “Staff”) in a letter dated August 15, 2011, concerning the Bank's disclosures in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (“Form 10-K”) and its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 (“Form 10-Q”).

The Bank's responses to the Staff's comment letter are included below immediately following the comment of the Staff in the sequential order in which the comments appear in the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 56

1.
We note your disclosure on page 59 that during 2010 you had net credit losses of $0.4 million in excess of the credit enhancements on the MPP portfolio and that as a result of using an estimated liquidation value of 54% as of December 31, 2010, for the first time since you began your participation in this program you recorded a provision of $500 thousand. Please tell us and revise your future filings to discuss in further detail the procedures you performed to determine and ensure the appropriateness of the estimated liquidation value of 54% as of both December 31, 2010 and March 31, 2011 and 55% as of June 30, 2011 as used in your analysis, taking into consideration that your allowance for loan loss is determined collectively on a pooled basis as disclosed on page F-33. Please also tell us how you determined the increase in estimated liquidation value of 55% as of June 30, 2011 as compared to 54% as of March 31, 2011 and the related financial impact of this increase taken into consideration the current economic conditions which continue to exist.

To calculate the estimated liquidation value, the Bank obtains the actual selling price on all properties in our Mortgage Purchase Program (“MPP”) portfolio for which a claim was initiated with our supplemental mortgage insurance (“SMI”) providers. The property selling price is obtained from the United States Department of Housing and Urban Development Statement. The total of the property selling prices is divided by the total of the original appraisal values to determine a weighted-average “collateral recovery rate” expressed as a percentage. Such rate is then applied at the pool level to determine the estimated liquidation value for collective evaluation of impairment.

As disclosed on page 52 of our Form 10-Q, the Bank uses the most recent 12 months weighted-average collateral recovery rate. The use of a weighted-average is appropriate since no one state or metropolitan area represents a significant portion of the properties liquidated.

The Bank has collected actual liquidation data since 2004. However, due to the continued deterioration of the United States housing market, we have included in our quarterly calculation of this rate only those properties that have liquidated during the most recent rolling 12-month period. The calculation enables us to estimate losses based upon our own historical experience and to reflect current market trends. The increase in the collateral recovery rate for the 12 months ended June 30, 2011, indicates that the use of the rolling 12-month period remains appropriate. We will continue to monitor liquidations within each rolling 12-month period to ensure that the collateral recovery rate reflects current market trends.

In our future filings, we will include additional details of the procedures described above that are performed to determine and ensure the appropriateness of the collateral recovery rate used in our determination of the allowance for loan losses.

The following table provides the calculations of the most recent collateral recovery rates used in our determination of the allowance:

	# of Liquidations	Total Property Selling Prices (A)	Total Original Appraised Values (B)	Rolling 12-month collateral recovery rate (A/B)
For 12 months ended:
December 31, 2010	134	$16,383,182	$30,380,200	53.9%
March 31, 2011	165	20,264,296	37,443,900	54.1%
June 30, 2011	165	20,369,528	37,190,915	54.8%

The increase in the collateral recovery rate as of June 30, 2011, resulted from replacing the liquidation data from the second quarter of 2010, with the liquidation data from the second quarter of 2011. Assuming all other factors remained unchanged, increasing the collateral recovery rate to 54.8% at June 30, 2011, from 54.1% at March 31, 2011, decreased the allowance by approximately $110,000. Increasing the collateral recovery rate to 54.8% at June 30, 2011, from 53.9% at December 31, 2010, decreased the allowance by approximately $164,000. However, the collateral recovery rate is only one factor in the determination of the allowance for loan losses. Due to other factors in the analysis, our allowance for loan losses actually increased from $0.5 million at December 31, 2010, to $1.9 million at June 30, 2011. Based on these considerations, we do not believe the immaterial financial impact on the allowance of the change in the collateral recovery rate would be a useful disclosure.

2.
As a related matter, we note your disclosure that you have performed your allowance for loan losses under multiple scenarios whereby you changed various assumptions and have concluded that a worsening of those assumptions down to a 50% estimated liquidation value would have increased your allowance for loan losses to approximately $3 million, $4 million, and $4.5 million as of December 31, 2010 and March 31, 2011, and June 30, 2011, respectively. Considering the potential financial statement impact of these worsening conditions, please explain in further detail the multiple scenarios you performed during these periods and how you determined the resulting allowance for loan losses to record.

As of December 31, 2010, March 31, 2011, and June 30, 2011, given the uncertainty surrounding the United States housing market, we evaluated various adverse scenarios to measure loss sensitivity in our MPP portfolio. Based on the collateral recovery rates of the recent rolling 12-month periods of 54% - 55%, our primary adverse scenario used a lower collateral recovery rate of 50% for loans that have migrated to a stage of delinquency of greater than 180 days. At this time, we consider a collateral recovery rate of 50% to be the lowest rate that is reasonably possible to occur over the loss emergence period. We continue to monitor the appropriateness of this adverse scenario based on the actual collateral recovery rate.

In addition, we considered other adverse scenarios that include loans in earlier stages of delinquency (greater than 90 days), counterparty losses on claims to our PMI and SMI providers, and higher costs to liquidate collateral. We evaluated the adverse scenarios and determined that the likelihood of incurring the losses resulting from these scenarios during the next 12 months was not probable. Therefore, as required, we recorded the allowance for loan losses based upon our best estimate of the losses incurred.

3.
Please tell us and revise future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

Our allowance for loan losses at each period end is based on our best estimate of probable losses over the loss emergence period, which we have estimated to be 12 months. The Bank uses the MPP portfolio's delinquency migration to determine whether a loss event has occurred. Once a loss event is deemed to be probable, the Bank utilizes a systematic methodology that incorporates all credit enhancements and servicer advances to establish the allowance for inherent loan losses. To determine our best estimate, we calculate the potential effect on the allowance of various adverse scenarios. We assess whether the likelihood of incurring the losses resulting from the adverse scenarios during the next 12 months is probable. As a result, we record our best estimate of the inherent losses in our MPP portfolio.

Our methodology also includes the information provided above in our responses to the Staff comments 1 and 2.

Our methodology is discussed on page 59 of our Form 10-K and in the following disclosures:

Note 10 to the Financial Statements on page F-33 of our Form 10-K:

“The allowance for conventional loans is determined by analyses that include consideration of various data observations such as past performance, current performance, loan portfolio characteristics, collateral-related characteristics, industry data, and prevailing economic conditions. The measurement of the allowance for loan losses consists of reviewing homogeneous pools of residential mortgage loans.”

Additionally in Note 10 in our Form 10-K on page F-33, and essentially repeated in Note 8 to the Financial Statements on page 19 of our Form 10-Q:

“Our allowance for loan losses factors in the credit enhancements associated with conventional mortgage loans under the MPP. Specifically, the determination of the allowance generally factors in PMI, SMI, and LRA, including pooled LRA for those members participating in an aggregate MPP pool. Any incurred losses that would be recovered from the credit enhancements are not reserved as part of our allowance for loan losses.”

Additional detail regarding our methodology and the credit enhancements is disclosed on pages 11, 58, and 84-85 of our Form 10-K and pages 19-20 and 66-67 of our Form 10-Q, including quantification of the credit enhancements.

Using the methodology referenced above, management determined that an allowance of $1.9 million was appropriate at June 30, 2011. The following table quantifies the impact of credit enhancements on the allowance.

Estimated losses, before credit enhancements	$ (48.8) million
Amount recoverable from LRA	12.9 million
Amount recoverable from PMI and SMI	34.0 million
Allowance for loan losses, after credit enhancements	$ (1.9) million

In future filings, we will provide these additional disclosures.

Finance Agency Approval of New Credit Enhancement Structure for MPP - MPP Advantage, page 69

4.
We note your disclosure of the MPP Advantage program that became effective on November 30, 2010. We also note that as a result of not being able to obtain NRSRO confirmations you have implemented a supplemental fixed LRA account in lieu of utilizing coverage from an SMI provider. Please tell us and revise your future filings to disclose the following:

•
Confirm whether the MPP Advantage program will replace your previous MPP program. If not, please disclose the number of and amount of loans purchased from the MPP Advantage program since it became effective as compared to your original MPP program; and

We confirm that MPP Advantage will replace the original MPP. The MPP Advantage program has been used for acquisitions of new conventional loans since the effective date. Upon implementation of MPP Advantage, the original MPP was phased out and is no longer being used for acquisitions of new loans. There were 149 loans purchased under Master Commitment Contracts (“MCC”) that remained open for the contractual fill up period at the November 30, 2010, transition date. The final settlements under these MCCs occurred on March 4, 2011. Under MPP Advantage, the Bank had purchased 52 loans for $5.9 million through December 31, 2010, and 1,030 loans for $136.7 million through June 30, 2011. Mortgage loans purchased through our original MPP will remain outstanding until maturity or prepayment.

We will update our future filings to disclose that MPP Advantage is being used for all acquisitions of new conventional loans and to disclose the portion of existing loans made under the original MPP and MPP Advantage.

•	Compare and contrast the MPP Advantage program with your original MPP program specifically as it relates to the LRA account in addition to any other differences necessary for a complete understanding.

As disclosed on pages 10 and 86 of our Form 10-K:

“MPP Advantage uses an enhanced fixed LRA for additional credit enhancement instead of using coverage from an SMI provider.”

As disclosed on page 11 of our Form 10-K:

“We use either a “spread LRA” or a “fixed LRA” for credit enhancement. The spread LRA is used for pools that are also credit enhanced with SMI. The spread LRA is funded through a reduction to our net yield earned on the loans and the corresponding purchase price paid to the [participating financial institution (“PFI”)] reflects the reduced net yield to us. The fixed LRA is funded through an adjustment to the corresponding price paid to the PFI. ”

The only substantive difference between the two programs is the credit enhancement structure. Our original program relied on credit enhancement from LRA and SMI to achieve an implied credit rating, based on a Nationally Recognized Statistical Rating Organization model, of at least “AA,” in compliance with Federal Housing Finance Agency (“Finance Agency”) regulations. MPP Advantage relies on credit enhancement from LRA only, resulting in an implied credit rating of at least “BBB,” which is also in compliance with Finance Agency regulations. For both the original MPP and MPP Advantage, the funds in the LRA are used to pay losses for a particular pool of loans.

Under our original MPP, the LRA for each pool of loans is funded monthly, at an annual rate ranging from seven to ten basis points depending on the MCC terms, from the interest spread received on outstanding loans and is used to pay loan loss claims or is held until the LRA accumulates to a required “release point.” The release point is 30 to 50 basis points of the then outstanding principal balances of the loans in that pool, depending on the terms of the original contract. If the LRA exceeds the required release point, the excess amount is eligible for return to the member(s) that sold us the loans in that pool, subject to a minimum 5-year lock-out period and, in some instances, completion of the releases by the 11th year after loan acquisition. SMI provides an additional layer of credit enhancement beyond the LRA. Losses that exceed LRA funds are covered by SMI up to a severity of approximately 50% of the original property value of the loan, depending on the SMI contract terms. Losses in excess of LRA funds and SMI are absorbed by the Bank.

The LRA for MPP Advantage differs from our original program in that the funding of the LRA occurs at the time the loan is acquired and consists of a portion of the principal balance purchased. The LRA funding amount is currently 120 basis points of the principal balance of the loans in the pool. There is no SMI credit enhancement for MPP Advantage. Funds in the LRA not used to pay loan losses may be returned to the seller subject to a drop-down schedule detailed in each pool's contract based on the original LRA amount. No LRA funds are returned to the member for the first 5 years after acquisition but such returns are available to be completed by the 26th year after loan acquisition. Losses in excess of LRA funds are absorbed by the Bank.

We will expand our discussion of the differences between MPP Advantage and the original MPP in our future filings and state that the only substantive difference is the credit enhancement structure. We will also clarify that the spread LRA is used for pools purchased through our original MPP that are also credit enhanced with SMI, and the fixed LRA is used for pools purchased through MPP Advantage.

Item 10. Directors, Executive Officers and Corporate Governance, page 96

5.	In future filings, please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that a person should serve as a director. See Item 401(e) of Regulation S-K.

In future filings, the Bank will provide more detail concerning specific experiences, qualifications, attributes and skills of directors and nominees to our board of directors (the “Board”). However, as discussed below, we are prohibited by federal regulation from giving the appearance in our filings that we are endorsing or opposing particular individuals for election or re-election as directors.

Unlike a typical public company that is subject to the Commission's proxy rules and whose nominating committee recommends a slate of nominees for election as directors (based upon the nominating committee's assessment of the nominees' experience, qualifications, attributes, or skills), the Bank is subject to the requirements of the Federal Home Loan Bank Act of 1932 (the “Act”), the Housing and Economic Recovery Act of 2008 (the “HERA”) and the rules and regulations of the Finance Agency. As described in more detail on pages 96 and 97 of our Form 10-K, the Act, the HERA, and the Finance Agency determine the number of directors, the manner of election of directors, and the qualifications of directors. The process for electing the directors of an FHLBank differs materially from the process outlined in the Commission's proxy rules. The different director election process requirements are specifically set forth in 12 C.F.R. Part 1261 and in the Commission's Securities Exchange Act Regulation 14A. Subject to limited exceptions, the Bank is prohibited by 12 C.F.R. § 1261.9(c) from:

“(1) communicat[ing] in any manner that a director, officer, attorney, employee, or agent of a Bank, directly or indirectly, supports or opposes the nomination or election of a particular individual for a directorship; or (2) tak[ing] any other action to influence the voting with respect to any particular individual.”

The directors of the Bank are divided into two categories, “member” directors and “independent” directors. Independent directors are further divided into “public interest” and “other” independent directors. Both member directors and independent directors are elected by the members of the Bank.

Member directors are nominated by the Bank's member institutions. The regulations of the Finance Agency provide that, to be eligible for election as a member director, an individual must:

(i)	be an officer or director of a member institution located in the state in which there is an open member director position;

(ii)	represent a member institution that is in compliance with the minimum capital requirements established by its regulator; and

(iii)	be a United States citizen.

See 12 C.F.R. § 1261.5(a). Because members, rather than a nominating committee, nominate member directors, the Bank does not necessarily know what specific experience, qualifications, attributes or skills lead to the member institution's conclusion that a particular person should be nominated to serve as a director of the Bank.

To be eligible for election as an independent director, an individual must:

(i)
have more than four years of experience in representing consumer or community interests in banking services, credit needs, housing, or consumer financial protections (if nominated to serve as a public interest director);

(ii)
have demonstrated knowledge or experience in auditing or accounting, derivatives, financial management, organizational management, project development or risk management practices, or other expertise established by the Finance Agency (if nominated to serve as an other independent director);

(iii)	not be serving as an officer of the Bank;

(iv)	not be serving as a director, officer, or employee of any member of the Bank, or of any recipient of any Advances from the Bank; and

(v)	be a United States citizen residing in the Bank's district states of Indiana and Michigan.

See 12 C.F.R. § 1261.7(d); § 1261.5(c). Independent directors either nominate themselves or are nominated by any other interested party. 12 C.F.R. § 1261.7(d). The Board then consults with the Bank's Affordable Housing Advisory Council about the nominees. Following consultation, the Board selects a slate of independent directors and submits the slate to the Finance Agency. If the Bank does not receive an objection from the Finance Agency as to any candidate(s), it submits the independent director candidates to the Bank's membership for a vote. The regulatory prohibition on supporting or opposing nominees for the Board otherwise applies to independent director nominees as well. 12 C.F.R. § 1261.9(c).

The purpose of the requested disclosure, as described in the Proxy Disclosure Enhancements Adopting Release (Commission Release No. 33-9089), is to “provide investors with more meaningful disclosure that will help them in their voting decisions by better enabling them to determine whether and why a director or nominee is an appropriate choice for a particular company.” In the context of an FHLBank, however, the disclosure contemplated by Reg. S-K Item 401(e) does not achieve this purpose and, as noted, runs afoul of the prohibition of 12 C.F.R § 1261.9(c) relating to supporting or opposing the nomination or election of a particular individual or taking action to influence the voting with respect to any particular individual. Therefore, although the Bank will provide more detail in future filings concerning the specific experience, qualifications, attributes or skills of directors and director nominees, the Bank respectfully submits that it is prohibited under § 1261.9(c) from concluding in its filings that an individual should or should not serve as a director of the Bank. Such a conclusion regarding qualifications could be interpreted as supporting or opposing an individual's nomination or election, or attempting to influence the voting with respect to a particular individual.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 126

6.
In future filings, please include the full address of each shareholder that beneficially owns more than 5% of the outstanding shares of regulatory capital stock. Refer to Item 403(a) of Regulation S-K.

In future filings the Bank will include the full address of each shareholder that beneficially owns more than 5% of the outstanding shares of the Bank's regulatory capital stock.

Item 13. Certain Relationships and Related Transactions, and Director Independent, page 127

Related Parties

7.
Please confirm that when you state that you extend credit “on market terms that are no more favorable to them than comparable transactions with other members” in the representations included in the first paragraph, you mean “on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to” you. Please refer to Instruction 4(c)(ii) of Item 404 of Regulation S-K. Confirm that you will provide the correct representation in future filings.

The conduct of the affairs of the Bank is governed by the Act and the rules and regulations of the Finance Agency. Section 7(j) of the Act (12 U.S.C. §1427(j)) provides in relevant part that the “board of directors shall administer the affairs of the bank fairly and impartially and without discrimination in favor of or against any member, and shall, subject to the provisions hereof, extend to each institution authorized to secure advances such advances as may be made safely and reasonably with due regard for the claims and demands of other institutions….”

Accordingly, the Bank hereby confirms that the representation contained in our Form 10-K to the effect that it extends credit “on market terms that are no more favorable to them than comparable transactions with other members” was intended to, and does, mean that it extends credit “on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to” the Bank. We also confirm that we will include the requested representation in future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 8 - Allowance for Credit Losses, page 18

8.
We note disclosure on page 20 that as of June 30, 2011 and December 31, 2010 you had loans past due 90 days or more delinquent of $117.9 million and $128.6 million, respectively, all of which are still accruing interest. We also note that you have $89.9 million of loans in process of foreclosure as of June 30, 2011 and further note on page 68 that the servicers have paid approximately $27.3 million of principal that represents potential claims by servicers that may not be recovered from credit enhancements. As a result and taking into consideration the recent establishment of an allowance for loan losses, please tell us in more detail how you determined that you have no non-accrual loans as of June 30, 2011 or December 31, 2010.

Our policy for determining non-accrual loans is based on the guidance in ASC 310-30-35-3, 310-10-50-15b, and the Federal Financial Institutions Examination Council (“FFIEC”) Call Report Instructions, and is disclosed in Note 8 on page F-15 of our Form 10-K:

“The Bank places a conventional mortgage loan on non-accrual status if it is determined that either (i) the collection of interest or principal is doubtful, or (ii) interest or principal is past due for 90 days or more, except when the loan is well-secured and in the process of collection.”

A Federal Housing Authority loan is not placed on non-accrual status when the collection of the contractual principal or interest is 90 days or more past due because the principal amount plus interest at the debenture rate are fully insured by an agency of the United States government, and combined with the obligations of the servicer, the amount of accrued interest is fully collectible.

The Bank receives payments on MPP loans on either a scheduled/scheduled or an actual/actual basis. As of June 30, 2011, 98% of our portfolio was under scheduled/scheduled payment terms, and 2% of our portfolio was under actual/actual payment terms. Under the scheduled/scheduled basis, the Bank receives scheduled monthly principal and interest payments from the servicer regardless of whether the mortgagee is making payments to the servicer. Under the actual/actual basis, the servicers remit payments as they are received from the borrowers.

The FFIEC guidance indicates that an asset is “well secured” if it is secured (i) by collateral in the form of liens or pledges on the property that have a realizable value sufficient to discharge the debt in full (including accrued interest), or (ii) by the guarantee of a financially responsible party. The providers of the Bank's various credit enhancements (e.g., PMI, the member's LRA, and SMI) are considered to be financially responsible parties and therefore we consider all of our MPP loans to be "well secured".

An asset is “in the process of collection” if collection of the asset is proceeding in due course either (i) through legal action, including judgment enforcement procedures, or, (ii) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future. Our scheduled/scheduled loans, because of the requirement of the servicer to pay the Bank on schedule regardless of the mortgagee's ability to pay on schedule, meet the definition of “in process of collection.”

Our past due scheduled/scheduled loans are classified as loans past due 90 days or more based on the mortgagee's payment status. Based on the above considerations, these loans meet our policy exception of being well-secured and in process of collection. Therefore, we do not consider these scheduled/scheduled loans to be non-accrual.

Our actual/actual loans could be considered non-accrual upon reaching a past due greater than 90 days status. As of June 30, 2011, only one actual/actual loan, with an unpaid principal balance of approximately $41,000, was past due greater than 90 days. Due to the immateriality of this loan, we did not report any actual/actual loans on non-accrual status at June 30, 2011.

9.
As a related matter and since the servicers of your loans are PFI's that you have purchased loans from, please tell us and revise your future filings to disclose the amount, type(s), and timeliness of information received from your servicers and how this is incorporated into your allowance for loan loss methodology.

Servicers of our MPP loans are the members that sold us the loan or, with our approval, other mortgage loan servicers that acquired the servicing rights from our members. Servicers must report all loans that are two or more payments past due to the SMI provider (Mortgage Guaranty Insurance Corporation or Genworth Mortgage Insurance Corporation) and provide monthly updates to the SMI provider on the status of the loan. The SMI provider timely submits a monthly report to the Bank of these delinquent loans summarizing the delinquency and other default status of the loan, such as foreclosure process, title transfers, property liquidation status, and loss claims in process.

The delinquency reports provided by the SMI providers are used to determine the population of loans incorporated into the quarterly allowance for loan loss analysis. Additionally, management monitors the monthly remittance reports in comparison to the SMI delinquency reports to follow up with individual servicers on any loans that are not included on the SMI delinquency reports.

Since there is no SMI for MPP Advantage loans, delinquencies are monitored by the Bank based on the timely receipt of monthly loan information from the servicer. As of June 30, 2011, there were no MPP Advantage loans that were two or more payments past due.

In our future filings, we will add disclosure that we receive delinquency reports monthly from our SMI providers and monitor monthly remittance reports for loans that do not have SMI when performing our allowance for loan loss analysis.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

10.
On August 9, 2011, the Chairman of the Federal Reserve announced that it is the Board's expectation that it will maintain near zero interest rates until 2013. Please tell us, with a view towards revised disclosure, management's view as to whether continued near zero borrowing rates will affect your advance borrowings by member institutions.

We have disclosed that the Federal Open Market Committee previously anticipated “exceptionally low levels of the federal funds rate for an extended period.” Because the Federal Reserve Board has maintained the target range for the federal funds rate at 0.00-0.25% since December 16, 2008, we do not believe that the change to a specific date (i.e., mid-2013) will have a material impact on our Advance borrowings. As shown in the disclosures below, there are several factors that have a more significant impact on our level of Advance borrowings than the low level of interest rates.

The Bank's Form 10-K states in the Outlook section on page 37 that:

“Our Advances have been affected by increased deposits at our member banks, competitive pressures from alternative sources of wholesale funds available to the membership, and consolidation in the financial services industry. Advances declined during 2010, primarily due to repayments from former members and our members' reduced need for additional liquidity in the current economic environment. We do not expect a significant change in our total Advance balance during 2011. Although maturities of Advances to former members will reduce outstanding Advances, we believe that Advances outstanding to our insurance company members, and the relative percentage of their Advances to the total, will continue to increase.”

The Bank's Form 10-Q also states in the Analysis of Financial Condition - Advances section on page 47 that:

“Advances totaled $17.5 billion at June 30, 2011, a decrease of 4% compared to December 31, 2010. This decrease was primarily due to repayments and our members' reduced need for liquidity in the current economic environment, partially offset by a 14% increase in Advances to insurance company members, which totaled $6.0 billion at June 30, 2011. In general, Advances fluctuate in accordance with our members' funding needs related to their deposit levels, mortgage pipelines, investment opportunities, available collateral, other balance sheet strategies, and the cost of alternative funding opportunities.”

To date, there has been no material change in the Bank's outlook for Advances. We will continue to monitor the impact of continued near zero interest rates on Advance borrowings and update future disclosures as necessary.

11.
We note your disclosure on page 36 that Standard and Poor's Rating Services (S&P) lowered your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your disclosure in your next filing, to address management's view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):

•
Address management's view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;

The Bank's Form 10-K includes the following risk factor in Item 1A on page 22:

“INABILITY TO ACCESS CAPITAL MARKETS COULD ADVERSELY AFFECT OUR LIQUIDITY, OUR OPERATIONS, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND THE VALUE OF MEMBERSHIP IN OUR BANK

Unfavorable conditions in the U.S. economy could significantly increase our liquidity risk. Our primary source of funds is the sale of Consolidated Obligations in the capital markets. Our ability to obtain funds through the sale of Consolidated Obligations depends in part on prevailing conditions in the capital markets, such as investor demand and liquidity in the financial markets. Severe financial and economic disruptions, and the U.S. government's measures to mitigate their effects, can change the traditional bases on which market participants value [government-sponsored enterprises (“GSE”)] debt securities and consequently could affect our funding costs and practices, which could make it more difficult and more expensive to issue longer-term debt. This would necessitate focusing our efforts on short-term debt funding with maturities of six months or less. Any significant disruption of the short-term debt market could have a serious impact on our Bank and the FHLB System.”

The Bank's Form 10-Q in Item 1A on page 75 includes an update to the risk factor included in Form 10-K on page 25 related to the S&P downgrades as follows:

“OUR CREDIT RATING, THE CREDIT RATING OF ONE OR MORE OF THE OTHER FHLBANKS, OR THE CREDIT RATING OF THE CONSOLIDATED OBLIGATIONS COULD BE LOWERED, WHICH COULD ADVERSELY IMPACT OUR COST OF FUNDS, OUR ABILITY TO ACCESS THE CAPITAL MARKETS, AND/OR ABILITY TO ENTER INTO DERIVATIVE INSTRUMENT TRANSACTIONS ON ACCEPTABLE TERMS.

S&P and Moody's have each taken various actions regarding credit ratings on the FHLBanks and the FHLBank System's Consolidated Obligations, based on the implied linkage between the FHLBanks, and the FHLBank System's Consolidated Obligations, to the United States government. On August 2, 2011, Moody's confirmed the Aaa rating on the FHLBank System's Consolidated Obligations and changed the rating outlook to negative at the same time that Moody's confirmed the Aaa bond rating of the United States government and changed the rating outlook to negative.

On August 5, 2011, S&P lowered its long-term sovereign rating on the United States government from AAA to AA+ and affirmed its A-1+ short-term credit rating on the United States government. S&P removed both ratings from CreditWatch, where they had been placed on July 15, 2011, with negative implications. On August 8, 2011, S&P lowered the issuer credit ratings of 10 of 12 FHLBanks (including us) and the rating on the FHLBank System's Consolidated Obligations from AAA to AA+. All 12 of the FHLBanks are currently rated AA+ with negative outlook. S&P affirmed the short-term issuer ratings of the FHLBanks and the short-term rating of the FHLBank System's debt at A-1+ and removed all of the ratings from CreditWatch.

As a result of S&P lowering our credit rating, we could be required to deliver additional collateral (at fair value) to certain of our derivative counterparties. Such amount was approximately $650 million as of July 31, 2011.

While at this time the recent rating actions have not had a material impact on our funding costs, we cannot predict what the longer-term impacts will be. However, if our credit rating, the credit ratings of one or more of the other FHLBanks or the credit rating of the Consolidated Obligations is lowered again, our cost of issuing debt, our ability to access the capital markets, and/or our ability to enter into derivative instrument transactions on acceptable terms could be adversely affected.”

In addition, there has not yet been a material impact on the Bank's ability to access the capital markets subsequent to the downgrade. The Bank would have expected any impact to us from the downgrades to have been evident shortly after the downgrades occurred. Therefore, at this time based on observations including those made subsequent to the filing of our Form 10-Q, the Bank does not expect the downgrades to have a material short- or intermediate-term impact on its ability to access the capital markets or its funding costs. We will continue to monitor the impact of the downgrade and will update future disclosures as necessary, including management's view of both the short- and intermediate-term impact of the downgrade.

•
Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade. As an example, we note disclosure in Note 9 on page 21 that if your credit ratings had been lowered one ratings notch below AAA then you would be required to deliver up to an additional $558.8 million to your derivative counterparties at June 30, 2011;

The Bank updated its Liquidity disclosure on page 49 of our Form 10-Q as follows:

“On August 8, 2011, S&P lowered our issuer credit rating and the rating on the FHLBank System's Consolidated Obligations from AAA to AA+. As a result, we could be required to deliver additional collateral (at fair value) to certain of our derivative counterparties. Such amount was approximately $650 million as of July 31, 2011. However, our liquidity position can satisfy this additional funding requirement with no material impact to our financial position. We have not identified any other known trends, demands, commitments, events or uncertainties that are likely to materially increase or decrease our liquidity.”

The Bank also updated its related risk factor on page 75 of our Form 10-Q as follows:

“As a result of S&P lowering our credit rating, we could be required to deliver additional collateral (at fair value) to certain of our derivative counterparties. Such amount was approximately $650 million as of July 31, 2011.”

The Bank will update the actual amount delivered in our quarterly report for the period ending September 30, 2011. Additionally, the Bank will include the estimated additional amount required to be delivered if the Bank is downgraded again.

No other significant contract or covenant for any credit facility or other agreement is expected to be materially impacted by the downgrade. We will disclose and update this expectation in our future filings.

•	Address any impact that downgrades of other entities securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and

The Bank's Form 10-Q includes the following disclosure in the Risk Management - Investments section on page 60 of Management's Discussion and Analysis related to the impact of the downgrades on its investment portfolio:

“On August 5, 2011, S&P lowered its long-term United States sovereign credit rating from AAA to AA+ with a negative outlook. On August 8, 2011, S&P lowered the long-term issuer credit ratings and related issue ratings of the GSEs from AAA to AA+ with a negative outlook. In S&P's application of its government-related entities criteria, the ratings of the GSEs, including Fannie Mae, Freddie Mac, and Federal Farm Credit, are constrained by the long-term sovereign credit rating of the United States. The TLGP debentures are guaranteed by the FDIC and backed by the full faith and credit of the United States government. Ginnie Mae guarantees the timely payment of principal and interest on all of its RMBS, which are included in the above table in other U.S. obligations - guaranteed RMBS, and its guarantee is backed by the full faith and credit of the United States government. Although these individual securities are not rated, we consider these investments to have been downgraded based on S&P's action. We expect to recover all contractual cash flows on these securities because we determined that the strength of the issuers' guarantees and the direct or indirect support from the United States government are sufficient to protect us from losses based on current expectations.”

In addition, the downgrades of the GSEs resulted in the reduction of the Bank's internal credit limits on their senior unsecured debt. The Bank does not need to liquidate any existing holdings; however, any additional transactions must comply with the lower limits. This disclosure will be included in our quarterly report for the period ending September 30, 2011.

•	Address any impact that the downgrade had on any other financial instruments measured at fair value.

The Bank's available-for-sale securities are reported at fair value on the Statement of Condition. While there are many factors that impact the fair value of these securities, the market uncertainty caused by the downgrades is likely to have contributed to an increase in the risk premium on these securities, which could result in a decrease in fair value at September 30, 2011. However, for reasons disclosed on page 60 of our Form 10-Q as noted above, the Bank expects any decrease to be temporary.

The Bank's derivative assets and derivative liabilities are also reported at fair value on the Statement of Condition. The Bank evaluates the possibility of recording a credit adjustment on derivative assets and derivative liabilities in accordance with the Fair Value Measurement topic (ASC 820) each quarter.

Derivative assets are evaluated based on the amount of uncollateralized exposure to a counterparty. Upon completion of the evaluation, uncollateralized exposure is evaluated for materiality. A significant amount of uncollateralized exposure would warrant further evaluation of the materiality of a credit adjustment. The Bank does not expect to record a credit adjustment for derivative assets at September 30, 2011, as a result of the downgrade.

For counterparties in a net liability position, any credit adjustment would be based on the credit or non-performance risk associated with the Bank. The Bank does not expect to record a credit adjustment for derivative liabilities at September 30, 2011, as a result of the downgrade.

The Bank will revise its future filings to the extent that there is a material impact from the downgrades on our financial instruments that are measured at fair value.

In connection with its responses to the comments of the Staff, the Bank hereby acknowledges that:

•	the Bank is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bank may not assert Staff comments as a defense in proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions concerning the responses provided herein, please do not hesitate to contact us.

Sincerely,

By:	/s/ K. LOWELL SHORT, JR.
Name:	K. Lowell Short, Jr.
Title:	Senior Vice President - Chief Accounting Officer

By:	/s/ DANIEL A. LANE
Name:	Daniel A. Lane
Title:	First Vice President - General Counsel